EXHIBIT 11

STATEMENT REGARDING COMPUTATION

OF PER SHARE EARNINGS

				SHARES
Basic Shares outstanding at June 30, 2005				1,762,973

Net income after tax	$169,590	=	$.10 per share

Basic Shares outstanding	1,762,973

Diluted Shares outstanding at June 30, 2005				1,783,305

Net income after tax	$169,590	=	$.10 per share

Diluted Shares outstanding	1,783,305

Note: Basic earnings per share are computed as earnings divided by weighted average basic shares outstanding. Diluted Shares outstanding includes the difference between 41,501 stock options outstanding less 21,169 shares that could be purchased using the option exercise proceeds should all stock options be exercised. When a loss occurs, Diluted (loss) per share and Basic (loss) per share are the same.

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